EXHIBIT 1

[Desc Logo] [Photograph of Corporate Building]


Contacts:
--------

In Mexico:                                          In New York:
Arturo D'Acosta Ruiz                                Blanca Hirani
Alejandro de la Barreda                             Melanie Carpenter
Tel: 52-555-261-8037                                Tel: 212-406-3693
abarredag@mail.desc.com.mx                          bhirani@i-advize.com
www.desc.com.mx


                DESC OBTAINS A SYNDICATED LOAN TO REFINANCE DEBT

Mexico City, June 13, 2002 - DESC, S.A. de C.V., (BMV: DESC; NYSE: DES) announced today the closing of two syndicated loan contracts (one in pesos and one in dollars) for a total of approximately US$ 410 million, which will allow Desc to improve its debt profile.

Desc will use these proceeds to replace certain bank loans, and therefore optimize the company's financing costs. This will also improve its debt structure, while taking advantage of the competitive interest rates in the market and will continue to strengthen its balance sheet, which has been characteristic of Desc for the last five years.

These achievements were possible due to the following two transactions:

           The first transaction for US$ 275 million was divided into two tranches:

         |X| Tranche A - for US$97 million, with a 3-year maturity at a rate of LIBOR plus 137.5 basis points, and

         |X| Tranche B - for US$178 million, with a 5-year maturity at a rate of LIBOR plus 162.5 basis points.

Citibank acted as lead arranger, with JP Morgan Chase and Deutsche Bank as Senior Arrangers. Comerica Bank and Banco Nacional de Comercio Exterior acted as Arrangers. Other participants included Export Development Canada, the Toronto-Dominion Bank, BBVA Bancomer, Credit Lyonnais, Credit Suisse First Boston, HSBC Bank and Bayerische Hypo-Und Vereinsbank.

The second transaction for Ps. 1,300 million with a 5-year maturity was for a rate of TIIE plus 0.90 basis points. The leading arrangers were BBVA-Bancomer and Banco Santander Mexicano, other participants included Banorte, Invex, Comerica Bank and Ixe Banco.

Through these transactions, Desc will improve its debt profile from 35% to 17% in short-term debt and from 65% to 83% in long-term debt. After the closing of these transactions, the new debt composition will be 68% in dollars and 32% in


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pesos, providing a natural hedge between the dollar denominated debt and the company's exports.

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DESC, S.A. DE C.V. is one of Mexico's largest industrial groups with sales of approximately US$ 2.2 billion during 2001, out of which exports to over 50 countries amounted to US$ 980 million. Through its subsidiaries, the Company is a leading operator in the Autoparts, Chemical, Food and Real Estate Sectors.




















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